Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

March 18, 2021

            Re:      Givemepower Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed February 23, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 1 to Registration Statement on Form S-1

General

1.      We note you entered into a letter of intent on March 3, 2021 for the acquisition of BitCentro Mining Inc. Please tell us whether you believe the acquisition is probable.

Your response should address the following:

•         Explain whether you believe your filing includes adequate information for investors to make an informed investment decision without the financial statements of BitCentro Mining Inc.

•         Confirm whether you transferred $500,000 to escrow upon signing the letter of intent and explain to us whether that amount is refundable.

•         Tell us whether any of the conditions precedent in paragraph 4 of the letter of intent have been satisfied as of the date of your response, and if not, when you expect them to be satisfied.

•         Confirm our understanding that upon signing a definitive purchase agreement you will close on the acquisition of a 75% interest in BitCentro Mining Inc.

•         Provide us with your significance tests in accordance with Rule 8-04 of Regulation SX.

Immediately after signing the initial LOI, seller and buyer were unable to agree on who would be the escrow agent.  Following the disagreement, the seller withdrew BitCentro, which was listed for $2,800,000, and instead offered to sell only 75% of the mining operation, BuzzMeHome.  GMPW has amended the letter of intent to address the inadequacies of the initial letter.

•         Following the amended LOI, we believe the acquisition is probable because one of our real estate properties is currently ready to be sold and we could use the proceeds from the sale to make the acquisition.  Based on our past experience selling similar properties in Los Angeles County, we believe that we could sell the property within 4 weeks of listing.

•         Buyer and seller failed to agree on an escrow agent (whether to use Canadian based or US based Escrow agent is the point of contention), so no deposit of $500,000 was made.  The amended LOI require the deposit to be $200,000 and the amount is refundable if the transaction fails through.

•         We believe the amended LOI includes adequate information for investors to make an informed investment decision because we included all the material facts we were able to obtain from the seller so far.  Additional information about the target of acquisition maybe available and could be discovered once we start due diligence, which the seller would only allow after we have signed a definite purchase agreement.  We rushed to the public with the limited information we currently have because we wanted to mitigate a possibility of news leak.  Thus, we disseminated the intent once we were certain we like the deal and would engage the seller to try and make a purchase.

•         None of the conditions precedent in paragraph 4 of the LOI has been satisfied as of the date of this response. GMPW would initiate and complete due diligence, and obtain its directors’ and shareholders’ approval for the acquisition once GMPW and the seller has entered a definite purchase agreement in order to satisfy it part of the condition precedent.

•         Once we have signed a definitive purchase agreement and satisfied all conditions precedents, we will close on the acquisition of a 75% interest in Buzzmehome (which replaced BitCentro in our amended LOI).

•         We were not able to conduct significance tests, in accordance with Rule 8-04 of Regulation SX, on the financial statements of the target of acquisition because we do not yet have access to their financial statements.  The seller would allow us to view their financial statements as part of our due diligence, only after we have signed a definite purchase agreement.

•         As soon as we have access to the target acquisition’s financial statements, we conduct significance tests in accordance with Rule 8-04 of Regulation SX on the financial statements and make the necessary filings.

2.      We note your response to comment 1 and that you have identified more than six additional financial services businesses. We view the names of the acquisition targets you intend to acquire as material information for investors in the offering and required to be disclosed in order to provide the necessary information upon which to make an investment decision. Accordingly, please revise your disclosure to identify the names of your acquisition targets.

We have revised and updated our disclosure to identify the names of our acquisition targets.

Cover Page

3.      Please disclose that you are not a special purpose acquisition company and that investors will not be entitled to protections normally afforded to investors in special purpose acquisition company offerings. In this regard, add risk factor disclosure that addresses the risks to investors because you are not a special purpose acquisition company.

We have revised and updated this section to disclose that we are not a special purpose acquisition company and that investors will not be entitled to protections normally afforded to investors in special purpose acquisition company offerings.  We have also added a risk factor disclosure that addresses the risks to investors because we are not a special purpose acquisition company.

Securities Ownership of Certain Beneficial Owners and Management, page 221

4.      We note your response to comment 5; however, we do not see the addresses of the entities and individuals. Please revise or advise. See Item 403 of Regulation S-K.

We have revised and updated to include the addresses of the entities and individuals listed.

Exhibits

5.      We note your response to comment 7. Your exhibit appears to be a loan application from the SBA website. Please file your July 3, 2020 loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

Because of Covid-19, the SBA process was not the traditional SBA we were used to.  After reviewing the loan offer and submitting, we were no longer able to access the loan documents.  Except for the one-page loan approval document, we did not receive any other loan documents for the July3, 2020 loan.  However, on February 22, 2021, we receive a loan servicing notice from the SBA directing us on where to send our repayment.  We have attached the loan servicing notice alongside this amendment as an exhibit. We have also requested from SBA, a copy of the July3, 2020 loan documents for our file.  We’ll upload the documents as soon as it is received from the SBA.  However, we do not know what the waiting period is because the SBA is currently prioritizing disbursement of new loans to help alleviate the impact of Covid-19.

6.      We note that you have filed the asset purchase agreement for YCO Bitcoin and the cancellation of the purchase agreement. Please refile the cancellation agreement as the exhibit is unreadable. In this regard, please update your exhibit list and provide the required hyperlinks. See Item 601(a)(2) of Regulation S-K.

We have revised and updated to refile the cancellation agreement as the exhibit.  We have also updated our exhibit list and provided the required hyperlinks.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation